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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Matthew Crispino
Larry Spirgel
Ryan Rohn
Stephen Krikorian

Re:	Global-E Online Ltd.
Draft Registration Statement on Form F-1
Submitted December 17, 2020
CIK No. 0001835963

Ladies and Gentlemen:

On behalf of Global-E Online Ltd. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”) to the U.S. Securities and Exchange Commission (the “Commission”). The Company previously submitted to the Commission on December 17, 2020 a Draft Registration Statement on Form F-1 (the “Draft Submission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 13, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

January 22, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Summary

Business Overview, page 1

1.	In the final paragraph of this section, please balance your financial information with similar information regarding your net loss/income for the periods being presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 87 of Submission No. 2 to include similar information regarding net loss/income for the periods presented.

Our Opportunity, page 3

2.

Please provide support for your statement that cross-border e-commerce is growing faster than domestic e-commerce. Also, please disclose the name and date of any report from which you have derived the data you attribute to Forrester and other third party sources in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the requested support on a supplemental basis by letter of even date herewith. With respect to the disclosure of the name and date of third party sources in the prospectus, the Company has revised the disclosure on page iv of Submission No. 2.

Key Performance Indicators and Other Operating Metrics

Key Performance Indicators, page 70

3.

Please revise to disclose the number of merchants for each reporting period presented. This disclosure should include the number of new merchants added in each period. Further, disclose the number of merchant by geographic location similar to your revenue “outbound” sales disclosures on page 69. In addition, consider disclosing revenue by geographic location for “destination market” sales to shoppers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 70 of Submission No. 2 to disclose the number of merchants for each reporting period presented, as well as the number of new merchants added in each period. The Company further respectfully advises the Staff that number of merchants is not a key performance indicator used by the Company’s management to evaluate and/or manage its business and performance and thus has included the disclosure of this metric for each relevant period elsewhere in Submission No. 2 rather than in the table of key performance indicators. The Company does not generate revenue or GMV solely from a merchant’s use of the Company’s platform in the form of subscription, onboarding or similar fees, and thus the number of merchants does not provide a reliable

January 22, 2021

key indicator of performance, and may even potentially be misleading. In addition, the amount of revenue and GMV generated from each merchant can vary significantly, further supporting that the number of merchants does not provide a reliable key indicator of the Company’s business.

The Company further advises the Staff that it has revised the disclosure on pages 69 and 70 of Submission No. 2 to disclose the number of merchants by geographic location.

Key Performance Indicators and Other Operating Metrics

Adjusted EBITDA, page 72

4.

We note your statement that the increase in adjusted EBITDA “was primarily driven by growth in GMV and revenues, as well as operating leverage.” Tell us how GMV impacts adjusted EBITDA in a different manner than your revenues.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72 of Submission No. 2 to remove the reference to GMV.

Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018 , page 77

5.

Expand your disclosures to quantify the material factors that resulted in changes year over year. For example, quantify the increase in Revenue between increased volume with existing merchants and onboarding of new merchants. In addition, we note each of your operating expense line items increased as a result of expansion of respective personnel. Consider disclosing the number of personnel period over period. Refer to Section III.B of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 77 and 78 of Submission No. 2.

6.	Separately analyze and discuss revenues earned from fulfillment services. In addition, the associated cost of fulfillment should be separately analyzed and disclosed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of Submission No. 2.

Merchant Case Studies, page 93

7.

Please explain how you compiled these case studies, why you selected the profiled clients, how the clients provide a meaningful representation of your user base and any limitations in using these individual case studies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it compiled these studies in collaboration with the applicable merchant, based on the merchant’s input and data provided by the merchant. In addition, the Company advises the Staff that representatives of each merchant have reviewed the case studies and

January 22, 2021

concur with the facts and conclusions contained therein. The case studies selected for inclusion in the Draft Submission were designed to illustrate the diversity of merchants using the Company’s platform, including by size, geographic location, vertical and price point. Although the case studies are not exhaustive, they provide a representative sample of how merchants utilize the Company’s products and services and the associated benefits that they experience. The Company has also revised its disclosure on page 93 of Submission No. 2 to address limitations in using the individual case studies.

Employment and Consulting Agreements with Executive Officers, page 125

8.	Please summarize the terms of your agreements with your executive officers and file those agreements as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe it is required to file its employment agreements with its executive officers. Item 601(b)(10)(iii)(C)(5) of Regulation S-K provides that compensatory contracts of a registrant need not be filed if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) of Regulation S-K and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company advises the Staff that it is a foreign private issuer furnishing compensatory information under Item 402(a)(1) of Regulation S-K, that public filing of the employment agreements is not required in the Israel and that the employment agreements have not otherwise been publicly disclosed by the Company. Accordingly, the Company respectfully advises the Staff that it is exempt from filing the employment or service agreements with its executive officers as exhibits pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

Principal Shareholders, page 129

9.	Please disclose the portion of each class of your securities held, and the number of record holders, in the United States. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of Submission No. 2.

Investors’ Rights Agreement, page 132

10.	Please confirm that you intend to file the Investors’ Rights Agreement as an exhibit to the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file the Investors’ Rights Agreement as an exhibit to a subsequent amendment to the Draft Submission.

January 22, 2021

Consolidated Balance Sheets, page F-3

11.

We note your related party transactions disclosure on page F-26. Please identify your related party transactions on the face of your balance sheets and statements of operations. Refer to Rule 5-02.19 and Rule 5.03.2 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the face of the balance sheets and statements of operations on pages F-3 and F-4 of Submission No. 2.

Consolidated Statements of Operations, page F-4

12.	Please revise to mark the operating loss, loss before income taxes, and net loss as negative amounts in parentheses to avoid confusion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised to mark in parentheses the operating loss, loss before income taxes, and net loss as negative amounts on page F-4 of Submission No. 2.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Concentration of Risks, page F-8

13.

Please disclose the amount of revenue, GMV, and receivables to your largest merchant that represented approximately 25% and 18% of our total revenues in the years ended December 31, 2019 and the nine months ended September 30, 2020. Refer to ASC 275-10-50-18(a).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to include the amount of revenue and the net amounts payable to the Company’s largest merchant as of or in the years ended December 31, 2018 and 2019 on page F-8 of Submission No. 2. The Company further advises the Staff that it has revised the disclosure on pages 16 and 69 of Submission No. 2 to disclose the amount of GMV attributable to the largest merchant in the year ended December 31, 2019 and the nine months ended September 30, 2020.

Revenue Recognition, page F-10

14.

Your disclosure on page F-11 indicates that to allocate the transaction price to the performance obligations, the Company maximizes the use of observable standalone sales and observable data, where available. Please clarify if you sell either of your solutions on a standalone basis. Further expand your disclosure to explain how you estimate the SSP when standalone selling price is not directly observable in greater detail. Refer to ASC 606-10-32-33 and 34.

Response: The Company respectfully advises the Staff that it provides its platform service solution on a standalone basis (i.e., without the fulfillment services). As for

January 22, 2021

fulfillment services, the Company only provides such services along with the platform service solution. Therefore, the Company uses the expected cost-plus margin approach in accordance with ASC 606-10-32-34(b( based on a defined matrix that takes into consideration, among others, the weight, volume and shipping lane of the package. The Company has also revised the disclosure on page F-11 of Submission No. 2 to expand its disclosure on the method it uses to calculate the standalone selling price.

15.

We note your risk factor on page 23 that you operate as the merchant of record for sales conducted using your platform. Please expand your policy to disclose more clearly the circumstances under which the Company acts as principal or agent for each solution and the basis for its conclusion. Refer to ASC 606-10-55-39. Further, please clarify why control is transferred “ when transaction is considered completed, when the payment is processed by the Company, and the merchant goods arrive to the Company’s hub”. Explain why the merchant goods being received by the Company’s hub represents a transfer of control instead of upon transfer of control to the shopper. Identify who is your customer in your contractual arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-11 of Submission No. 2. With respect to the service fees, the Company determined it acts as an agent since it does not have control over the goods provided to the shopper based on the agreement with the merchant. The Company is not primarily responsible for the acceptability of the goods (including, for example, the quality of the goods) provided to the shopper. Furthermore, the Company has no discretion in determining the price paid by the shopper for the goods. The Company earns a fee based on a fixed percentage of the total amount of the goods. Therefore, revenues derived from the service fees are presented on a net basis. Based on the agreement with the merchant, the fee is earned, and the performance obligation is satisfied once the package is received in hub by the Company (rather than upon arrival of the package to the shopper). Therefore, the revenue from the service fee is recognized at that time. As for the fulfillment services, the Company determined it acts as a principal since it is considered the principal of the transaction and it is responsible to fulfill its promise to its customer (merchant), the company controls the services (i.e. the Company directs other parties to provide services on its behalf). Furthermore, the Company has discretion in determining the carrier it uses to provide the service and bears the risk of loss if the actual cost of the fulfillment service will exceed the fee. The fulfillment services are performed via accounts on the name of the Company. Therefore, revenues derived from the fulfillment services are presented on a gross basis.

The Company also advises the Staff that the merchant is identified as the Company’s customer. The Company has no contractual agreement with the shopper other than standard terms and conditions which are accepted by the shopper at checkout and the Company provides a “white label” merchant branded shopping experience.

January 22, 2021

16.

Your disclosure indicates that you have identified fulfillment services, which include shipping and handling as a distinct performance obligation. Tell us how you considered the guidance in ASC 606-10-25-18A and 18B. Clarify whether the customer takes control before shipment. We note that you recognize service revenue when the good arrives in your hub. In addition, clarify why shipping and handling is recognized over time instead of upon shipment or delivery.

Response: The Company respectfully advises the Staff that, as explained in the financial statements included in Submission No. 2 and above, the Company has identified two separate performance obligations. As indicated in ASC 606-10-25-18B, the fulfillment services are performed after the platform service ends.

Furthermore, the Company respectfully advises the Staff that according to ASC 606-10-55-6, “a performance obligation is satisfied over time if an entity determines that another entity would not need to substantially reperform the work that the entity has completed to date if that other entity were to fulfill the remaining performance obligation to the customer.” In the Basis for Conclusions of ASU 2014-09 – BC 126, the Board provided an example of a freight logistics contract in which the entity has agreed to transport goods from Vancouver to New York City. The Board advised that the customer benefits from the entity’s performance as it occurs, because if the goods were delivered only part way (e.g., to Chicago), another entity would not need to substantially reperform the entity’s performance to date - that is, another entity would not need to take the goods back to Vancouver to deliver them to New York City. In the Company’s case, the vast majority of revenues generated from fulfilment services are performed over a short period of two to five days and are similar to the fact patterns presented in ASU 2014-09 - BC 126, as mentioned above. Therefore, the Company concluded the fulfillment services should be recognized over time.

17.	Please revise to disclose disaggregated revenue amounts for service and fulfillment revenue. We refer you to ASC 606-10-55-91(a) and (f).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to include the disaggregation by revenue category on page F-12 of Submission No. 2.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide to the Staff supplementally and under separate cover copies of all written communications used by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

January 22, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 or by fax at +9.725.4621.8157 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua G. Kiernan

Joshua G. Kiernan, Esq. of LATHAM & WATKINS LLP

cc:	Amir Schlachet, Global-E Online Ltd.
Oded Griffel, Esq., Global-E Online Ltd.
Nathan Ajiashvili, Esq., Latham & Watkins LLP
Mike Rimon, Esq., Meitar | Law Offices
Shachar Hadar, Esq., Meitar | Law Offices
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Chaim Friedland, Esq., Gornitzky & Co.
Ari Fried, Esq., Gornitzky & Co.